                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K

(Mark One)

[X]               ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                   For the fiscal year ended December 31, 2000

                                       OR

[ ]            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

             For the transition period from __________ to __________

                   Commission file number ____________________

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

      The Terex Corporation and Affiliates' 401(k) Retirement Savings Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                Terex Corporation
                          500 Post Road East, Suite 320
                           Westport, Connecticut 06880

TEREX CORPORATION AND AFFILIATES'
401(k) RETIREMENT SAVINGS PLAN

Financial Statements
December 31, 2000

TEREX CORPORATION AND AFFILIATES'
401(k) RETIREMENT SAVINGS PLAN

INDEX
--------------------------------------------------------------------------------
                                                                          Page

REPORT OF INDEPENDENT ACCOUNTANTS...........................................1

FINANCIAL STATEMENTS

         Statements of Net Assets Available for Benefits....................2

         Statement of Changes in Net Assets Available for Benefits..........3

         Notes to Financial Statements....................................4-7

SUPPLEMENTAL SCHEDULE

         Schedule of Assets (Held at End of Year)...........................8

                        Report of Independent Accountants

To the Participants and Administrative Committee of the
Terex Corporation and Affiliates'
401(k) Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Terex Corporation and Affiliates' 401(k) Retirement Savings Plan (the
"Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.
We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and
Disclosure under the Employee Retirement Income Security Act of 1974. This
supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Stamford, Connecticut
June 28, 2001

                                      -1-

TEREX CORPORATION AND AFFILIATES'
401(K) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31
--------------------------------------------------------------------------------

                                                2000               1999
                                          -----------------  -----------------
ASSETS:
Plan interest in Terex Corporation
 401(k) Retirement Savings Plan
 Master Trust.....................         $    51,261,267    $           ---
Investments..........................              301,062         51,834,676
                                           ------------------------------------
                                                51,562,329         51,834,676
                                           ------------------------------------
Receivables:
    Employee contributions...........              234,223            236,474
    Employer contributions...........               99,657             85,741
                                           -----------------  -----------------

         Total receivables...........              333,880           322,215
                                           -----------------  -----------------
LIABILITIES:
    Accounts payable.................               35,449               ---
                                           -----------------  -----------------

NET ASSETS AVAILABLE FOR BENEFITS....      $    51,860,760    $    52,156,891
                                           =================  =================

                 See accompanying notes to financial statements.

                                       -2-

TEREX CORPORATION AND AFFILIATES'
401(K) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2000
--------------------------------------------------------------------------------

ADDITIONS:
    Plan interest in Terex Corporation
     401(k) Retirement Savings Plan Master Trust............. $     (1,473,421)
    Net depreciation in fair value of investments............       (1,486,255)
    Investment income........................................           32,113
    Employee contributions...................................        5,163,423
    Employer contributions...................................        2,071,981
    Rollover contributions...................................        1,907,516
    Transfer from other plans................................          594,114
                                                              ------------------
         Total additions.....................................        6,809,471
                                                              ------------------

DEDUCTIONS:
    Withdrawals..............................................        7,087,570
    Administrative fees......................................           18,032
                                                              ------------------
         Total deductions....................................        7,105,602
                                                              ------------------

         NET DECREASE........................................         (296,131)

NET ASSETS AVAILABLE FOR BENEFITS AT BEGINNING OF YEAR.......       52,156,891
                                                              ------------------

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR............. $     51,860,760
                                                              ==================

                 See accompanying notes to financial statements.

                                       -3-

TEREX CORPORATION AND AFFILIATES'
401(K) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     The following description of the Terex Corporation and Affiliates' 401(k)
     Retirement Saving Plan (the "Plan') provides only general information.
     Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General - The Plan is a defined contribution plan that covers certain salaried and non-union hourly employees of Terex Corporation and its subsidiaries ("Terex" or the "Company") meeting minimum eligibility requirements. Certain officers of Terex serve as trustees of the Plan (the
     "Trustees'). The investments of the Plan are held by Fidelity Management
     Trust Company ("Fidelity") and the Principal Financial Group ("Principal').

     The Plan is subject to the provisions of the Employee Retirement Income
     Security Act of 1974 ("ERISA').

     An Administrative Committee, consisting of at least three members appointed by the Company's Board of Directors, administers the benefit structure of the Plan. The Company is considered the Plan Administrator for purposes of
     ERISA.

     On July 27, 1999, the Company completed the acquisition of Simplicity
     Engineering, Inc. ("Simplicity'). The employees of Simplicity became eligible for participation in the Plan on January 1, 2000. Assets valued at
     $315,581 were transferred into the Plan from the Simplicity Plan in
     December of 2000.

     On September 27, 1999, the Company completed the acquisition of Re-Tech.
     The employees of Re-Tech became eligible for participation in the Plan on
     January 1, 2000. Assets valued at $278,533 were transferred into the Plan from the Re-Tech plan in December of 2000.

     Participant Eligibility - Permanent employees may begin participation on the first day of the month following their hiring.

     Participant Contributions - Participants may contribute a maximum of 20% of their compensation to the Plan in any combination of pre-tax or post-tax earnings. The maximum pre-tax contribution permitted under the Internal
     Revenue Service regulations in 2000 was $10,500. There is no limit to post-tax contributions. Participants are able to direct current contributions and redistribute accumulated contributions and earnings between investment funds.

     Employer Contributions - The Company contributes 50% of the first 8% of base compensation that a participant contributes to the Plan. The matching
     Company contribution is invested directly in Terex common stock.

     Vesting - Participants are immediately fully vested in their voluntary contributions plus any actual earnings thereon. Participants vest in the employer contribution after one year of eligible service.

     Forfeitures - Non-vested employer contributions of employees that have separated from the Company become forfeitures and are held in a separate account and shall be used to reduce future employer contributions. However, employees that return to service within five years from their separation date will be entitled to continue vesting on the employer contributions which were previously forfeited. The balance in the forfeiture account at
     December 31, 2000 was $38,433.

     Allocation of Earnings - Each participant's account is credited with contributions and an allocation of earnings from the respective investment funds. A participant's contributions are used to purchase shares in the various investment funds. The value of and the earnings credited to a participant's account are based on the proportionate number of shares owned by the participant and the fair value of the investment on the valuation date.

     Payment of Benefits - Upon retirement, disability or death, the entire balance of the participant's account becomes payable to the participant or designated beneficiary. Upon any other termination of employment, the participant receives the vested portion of his/her account; however, if the vested portion of the participant's account is greater than $3,500 he/she can elect to keep the investments in the Plan.

                                       -4-

TEREX CORPORATION AND AFFILIATES'
401(K) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     Withdrawals are also permitted for financial hardship, as defined in the
     Plan, or upon attainment of age 59-1/2.

     Participant Loans - Participants may obtain loans in an amount up to the lesser of $50,000 or 50% of the vested portion of their account balance, subject to the discretion of the Plan Administrator and certain other restrictions. Terms of all loans are established by the Plan Administrator.

     Change in Investment Manager - On February 1, 2000, the Plan changed the investment manager of the Plan to Fidelity from Massachusetts Mutual Life
     Insurance Company ("MassMutual").

     Additionally, certain participants maintain retirement accounts in
     Guaranteed Investment Contracts ("GICs") maturing through December 31, 2001 held by Principal, the former custodian of an acquired business. No additional employee or employer contributions are allowed to be made to the investments at Principal, nor are participants allowed to obtain loans against these accounts.

2.   SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis.

     Investments - Plan investments in mutual funds, common stock and participant loans are stated at fair value based on published market prices or other independent sources. The GICs are stated at contract value which approximates fair value. Net appreciation (depreciation) in aggregate fair value of investments is comprised of all realized and unrealized gains and losses during the year.

     Expenses - Fees and expenses related to administering the Plan are generally paid by Terex.

     Withdrawals - Withdrawals are recognized at the time of distribution to the participant.

     Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.   INVESTMENTS

     Effective February 1, 2000, investments of the Plan are held and managed by
     Fidelity. The following presents the investments that represent 5 percent of more of the Plan's net assets as of December 31, 2000 and 1999.

                                                          December 31
                                                 -------------------------------
                                                      2000             1999
                                                 ---------------  --------------
Plan's interest in the Terex Corporation 401(k
    Retirement Savings Plan Master Trust         $  51,261,267    $       -
Terex Corporation Common Stock *                       -             4,435,658
MassMutual Group Annuity Contract Fixed Fund           -             8,602,247
MassMutual Value Equity Fund                           -             4,689,982
MassMutual Destiny Aggressive Fund                     -             4,308,535
MassMutual DestinyAll Equity Fund                      -             5,193,694
MassMutual International Equity Fund                   -             4,515,306
MassMutual Growth Fund                                 -             5,623,743
       * Nonparticipant-directed

                                       -5-

TEREX CORPORATION AND AFFILIATES'
401(K) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $1,486,255 as follows:

           Mutual Funds                                   $       735,175
           Common Stock                                           751,080
                                                          -----------------
                                                          $     1,486,255
                                                          =================

4.   INVESTMENT IN MASTER TRUST

     Beginning February 1, 2000, the Plan's assets are held in a trust account at Fidelity and consist of an interest in the Terex Corporation 401(k)
     Retirement Savings Plan Master Trust (the "Master Trust'). The Master Trust
     was established to permit the commingling of the trust assets for similar employee benefit plans sponsored by the Company. The Plan has an approximate 89.4% interest in the net assets available for plan benefits of the Master Trust at December 31, 2000.

     Net earnings of the Master Trust are allocated daily by Fidelity to each participant account balance. Net earnings include interest income, dividend income and net appreciation (depreciation) of investments. Contributions, benefit payments and expenses are made on a specific identification basis.

     The following table presents the fair values of investments for the Master
     Trust at December 31, 2000:

     Mutual funds..................................         $     40,077,234
     Terex Corporation Common Stock................                5,678,833
     Participant loans.............................                3,292,876
     Insurance contract............................                8,309,783
                                                            --------------------
                                                            $     57,358,726
                                                            ====================

     Net appreciation (depreciation), dividends and interest for the Master
     Trust for the eleven months ended December 31, 2000 are as follows:

     Net appreciation (depreciation) of investments:
         Mutual Funds..................................     $     (4,698,915)
         Terex Corporation Common Stock................             (842,622)
      Dividends........................................            3,153,285
      Interest.........................................              230,664
      GIC interest.....................................              514,388
                                                            --------------------
                                                            $     (1,643,200)
                                                            ====================

     The Master Trust has an interest in a benefit- responsive investment contract which is valued at contract value as determined by MassMutual, the holder of the contract. The contract value at December 31, 2000 was
     $8,309,783. The contract value represents contributions made under contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of the investment at contract value. The guaranteed annual interest rate is 6 percent.

                                       -6-

TEREX CORPORATION AND AFFILIATES'
401(K) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.   NONPARTICIPANT-DIRECTED INVESTMENTS

     The Company's contributions to the Plan are invested solely in Terex
     Corporation Common Stock. Fidelity holds all Terex common stock in one investment account and does not segregate employer and employee purchased common stock activity. As a result, all Plan investments in Terex common stock are considered nonparticipant-directed. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                         December 31,
                                               --------------------------------
                                                   2000              1999
                                               --------------    --------------
      Net Assets:

        Terex Corporation Common Stock.......  $  4,910,172      $  4,435,658

                                               Year Ended
                                            December 31, 2000
                                            -----------------
     Changes in Net Assets:

        Contributions........................  $ 2,847,127
        Investment income and gain/loss......   (1,907,427)
        Benefits paid to participants........     (267,529)
        Net loan activity....................        5,664
        Expenses paid........................         (774)
        Transfer to participant-directed
         investments.........................     (195,078)
        Forfeitures..........................       (7,469)
                                               --------------
                                               $   474,514
                                               ==============

6.   PARTY-IN-INTEREST

     Certain Plan investments are shares of mutual funds and are managed by
     Fidelity. Fidelity also serves as a custodian and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the
     Plan for the investment management services amounts to $17,391, for the year ended December 31, 2000.

7.   INCOME TAX STATUS

     The Plan received a determination letter, dated July 31, 1995, that it met the qualification requirements of Sections 401(c) and 401(k) of the
     Internal Revenue Code (the "IRC') and that the Plan is exempt from federal income taxation. Subsequently, the Plan has been amended. The Plan
     Administrator believes that the Plan, as amended, continues to be qualified and exempt from tax under Sections 401(c) and 401(k) of the IRC.

8.   TERMINATION OF THE PLAN

     The Company believes that the Plan will continue without interruption but reserves the right to discontinue the Plan. In the event that such discontinuance results in the complete or partial termination of the Plan, the balance in each participant's account will be distributed as directed by the Trustees.

                                       -7-

TEREX CORPORATION AND AFFILIATES'
401(K) RETIREMENT SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2000
--------------------------------------------------------------------------------

                                                                   Fair Value /
              Description                                        Contract Value
---------------------------------------------------------    ------------------

MUTUAL FUNDS:
Fidelity Growth Company Fund.............................    $       137,160
Fidelity Growth and Income Fund..........................             46,475
Fidelity Magellan Fund...................................             28,781
Fidelity Balanced Fund...................................             13,559
                                                             ------------------
     Total Mutual Funds..................................            225,975

INVESTMENT CONTRACTS:
    Principal Guaranteed Investments Contracts...........             75,087

                                                             ------------------

TOTAL ASSETS HELD FOR INVESTMENT PURPOSES                    $       301,062
                                                             ==================

                                      -8-

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                  The Terex Corporation and Affiliates'
                                  401(k) Retirement Savings Plan

                                   /s/ Joseph F. Apuzzo
                                  ______________________________________

Date:  June 29, 2001              By:    Joseph F. Apuzzo
                                         Chief Financial Officer
                                         Terex Corporation

                                       -9-